SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a -16 or 15d -16 of
                       the Securities Exchange Act of 1934


                     Report on Form 6-K dated June 11, 2002

                                Nokia Corporation
                                   Nokia House
                                Keilalahdentie 4
                                   02150 Espoo
                                     Finland

         (Name and address of registrant's principal executive office)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F __X__ Form 40-F _____




          Enclosure:  Press release dated June 11, 2002: "Nokia sees market share gains with Q2 profits in line on lower sales".

                                                                          1 of 3

                                                    PRESS RELEASE
                                                    June 11, 2002

Nokia sees market share gains with Q2 profits in line on lower sales

Nokia today provided a scheduled mid-quarter update to the company's business outlook for the second quarter 2002.

Based on developments during April and May, the company sees second-quarter net sales declining by about 2-6% to about EUR 6.9-7.2 billion, compared with earlier guidance of 2-7% year-on-year growth. Sales of Nokia Mobile Phones in the second quarter are expected to grow 0-4% year on year instead of the previously stated 5-10%. Nokia Networks sales are expected to decrease by 20-25%, compared with earlier guidance of a decrease of 5-10% year on year.

Pro forma EPS (diluted) is estimated to be within the earlier indicated range of EUR 0.18 and EUR 0.20, compared with EUR 0.17 a year ago.

In mobile phones, Nokia expects its market share for the second quarter to increase (both sequentially and year on year) to the level of 38% during the quarter, with the company's year-on-year volume growth exceeding 10%. The company estimates overall mobile phone market volume to grow in the second quarter by about 5%, compared with 89 million in the first quarter.

In the second quarter, Nokia Mobile Phones pro forma operating margins are expected to be above 20%, demonstrating Nokia's ongoing strong product competitiveness in this market. Nokia Networks sales are expected to be lower than estimated mainly due to cautious investments amongst operator customers.

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding A) the timing of product deliveries; B) our ability to develop and implement new products and technologies; C) expectations regarding market growth and developments; D) expectations for growth and profitability; and E) statements preceded by "believe," "expect," "anticipate," "foresee" or similar expressions, are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) developments in the mobile communications market including the continued development of the replacement market and the Company's success in the 3G market; 2) demand for products and services; 3) market acceptance of new products and service introductions; 4) the availability of new products and services by operators; 5) weakened economic conditions in many of the Company's principal markets; 6) pricing pressures; 7) intensity of competition; 8) the impact of changes in technology; 9) consolidation or other structural changes in the mobile communications market; 10) the success and financial condition of the Company's partners, suppliers and customers; 11) the management of the Company's customer financing exposure; 12) the continued success of product development by the Company; 13) the continued success of cost-efficient, effective and flexible manufacturing by the Company; 14) the ability of the Company to source component production and R&D without interruption and at acceptable prices; 15) inventory management risks resulting from shifts in market demand; 16) fluctuations in exchange rates, including, in particular, the fluctuations in the euro exchange rate between the US dollar and the Japanese yen; 17) impact of changes in government policies, laws or regulations; 18) the risk factors specified on pages 10 to 17 of the Company's Form 20-F for the year ended December 31, 2001.

For more information:
Lauri Kivinen, Corporate Communications, tel. +358 7180 34495
Ulla James, Investor Relations, tel. +1 972 894 4880
Antti Raikkonen, Investor Relations, tel. +358 7180 34290

www.nokia.com

- Nokia results announcements for 2Q and 3Q, 2002 are planned for July 18 and October 17, respectively.
- Nokia is hosting a mid-year strategy update on June 20, 2002 in Helsinki, Finland.

                                                                          2 of 3

                                    SIGNATURE



          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: June 11, 2002                  Nokia Corporation



                                     By:  /s/ Ursula Ranin
                                          -------------------
                                          Name:  Ursula Ranin
                                          Title: Vice President, General Counsel


                                                                          3 of 3